Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934, as amended

Filing Person: MasterCraft Boat Holdings, Inc.

Subject Company: Marine Products Corporation (Commision File No.: (001-16263)

Commission File No.: 001-37502

Date of Filing: February 5, 2026

Letter from MasterCraft Boat Holdings, Inc. to investors on February 5, 2026.

—

To:

From: Alec Harmon

Date: February 5, 2026

Subject: MasterCraft and Marine Products to Combine, Creating a Diversified Portfolio of Proven Recreational Marine Brands

Hi

I wanted to make sure you saw the news this morning: MasterCraft Boat Holdings, Inc. (“MasterCraft”), has entered into a definitive agreement to acquire Marine Products in a cash and stock transaction valued at approximately $232.2 million, net of acquired cash. You can read the press release here.

As a combined company, MasterCraft and Marine Products will have the scale, reach, and product offerings to meet the evolving needs of boating enthusiasts across multiple categories. The transaction is expected to close in the second calendar quarter of 2026, subject to shareholder and other customary approvals.

We believe the compelling strategic, operational, and financial benefits of this transaction include:

•

Complementary portfolio of leading brands: Combines MasterCraft’s premium performance and leisure powerboats (MasterCraft, Crest, Balise) with Marine Products’ leading recreation and sport fishing brands (Chaparral and Robalo), creating a more diversified portfolio across attractive marine categories and price points.

•	Compatible dealer networks: Highly complementary coastal and inland dealer networks expand MasterCraft’s presence in key geographies and enhance opportunities to drive long-term value.

•

Attractive financial profile: Meaningful operating efficiency benefits driven primarily by the elimination of approximately $6 million of Marine Products public-company costs and corporate overhead, with additional operating efficiencies and commercial synergies over time. The transaction is expected to be accretive to adjusted EPS in fiscal 2027. The combined company will have a robust balance sheet and be free cash flow positive at close.

•

Compelling valuation and aligned ownership structure: Marine Products’ shareholders will receive $2.43 per share in cash and 0.232 shares of MasterCraft common stock per share, implying a value of $7.79 per share based on MasterCraft’s closing price of $23.12 on February 4, 2026. The corresponding transaction value of $232.2 million represents approximately 7.2x Marine Products’ expected EBITDA for the twelve months ending June 30, 2026, adjusted for public-company cost savings and corporate overhead. Upon closing, MasterCraft shareholders will own 66.5% and Marine Products shareholders 33.5% of the combined company.

We also reported our second quarter fiscal year 2026 financial results this morning, which you can read HERE. We will be hosting a conference call and live webcast to discuss both the transaction and earnings today at 8:30 AM ET. You can access the webcast here.

I’m happy to schedule a call with management to talk through the transaction and earnings results. If interested, please let me know your availability.

Thank you for your continued support.

Best,

Alec

Forward Looking Statements

This communication includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the proposed transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the proposed transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the proposed transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft’s common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September

15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.